Lee Enterprises Adopts Limited-Duration Shareholder Rights Plan

Board Acted in Response to a Significant Accumulation of Stock
to Protect Long-Term Value for All Shareholders

DAVENPORT, Iowa – March 29, 2024 – Lee Enterprises, Incorporated (NASDAQ: LEE) (“Lee” or the “Company”), today announced that its Board of Directors (the “Board”) has unanimously adopted a limited-duration shareholder rights plan (“Rights Plan”). The Rights Plan is effective immediately and will expire on March 27, 2025. The Board may consider an earlier termination of the Rights Plan if circumstances warrant.

The Board, in consultation with its legal advisors, adopted the Rights Plan in response to the significant accumulation of shares of Lee common stock by Quint Digital Limited, an entity based in India (together with its promoters and affiliates, “Quint”). In adopting the Rights Plan, the Board considered among other things, that Quint:
•Rapidly built and increased its ownership position to more than 12.4% of the Company’s outstanding common stock, and in recent discussions with the Company, Quint indicated its intent to continue to accumulate LEE shares,
•Controls a digital publishing business that offers a content management system that seeks to compete with the Company’s subsidiary, BLOX Digital, and
•Highlighted its ownership stake in Lee in its public materials, including a February 28th press release that outlines its strategy for expansion into the North American media tech market.

“Consistent with its fiduciary duties, the Lee Board determined that based on the circumstances it was necessary to adopt a rights plan to protect the long-term interests of all Lee shareholders,” said Mary Junck, Chairman of the Board. She continued, “The Company has maintained open dialogue with Quint Digital and plans to continue these conversations.”

The Rights Plan is intended to enable the Company’s shareholders to realize the long-term value of their investment, ensure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company, and to guard against tactics to gain control of the Company without paying all shareholders an appropriate premium for that control. The Rights Plan applies equally to all current and future shareholders and is not intended to deter offers or preclude the Lee Board from considering offers that are fair and otherwise in the best interest of the Company’s shareholders.

The Rights Plan is similar to plans adopted by other publicly traded companies in the United States. Pursuant to the Rights Plan, the Company is issuing one right for each share of common stock as of the close of business on April 8, 2024. The rights will initially trade with Lee common stock and will generally become exercisable only if any person (or any persons acting as a group) acquires 15% or more of the Company’s outstanding common stock (the “triggering percentage”). The Rights Plan does not aggregate the ownership of shareholders “acting in concert” unless and until they have formed a group under applicable securities laws. If the rights become exercisable, all holders of rights (other than any triggering person) will be entitled to acquire shares of common stock at a 50% discount or the Company may exchange each right held by such holders for one share of common stock. Under the Rights Plan, any person which currently owns more than the triggering percentage may continue to own its shares of common stock but may not acquire any additional shares without triggering the Rights Plan. The Rights Plan does not contain any dead-hand, slow-hand, no-hand or similar feature that limits the ability of a future board of directors to redeem the rights.

Further details about the Rights Plan will be contained in a Form 8-K to be filed by the Company with the SEC.

About Lee Enterprises

Lee Enterprises is a major subscription and advertising platform and a leading provider of local news and information, with daily newspapers, rapidly growing digital products and over 350 weekly and specialty publications serving 73 markets in 26 states. Year to date, Lee’s newspapers have average circulation of 1.0 million, and our legacy website, including acquisitions, reach more than 33 million digital unique visitors. Lee’s markets include St. Louis, MO; Buffalo, NY; Omaha, NE; Richmond, VA; Lincoln, NE; Madison, WI; Davenport, IA; and Tucson, AZ. Lee Common Stock is traded on NASDAQ under the symbol LEE. For more information about Lee, please visit www.lee.net.

Forward-Looking Statements

The information provided in this press release may include forward-looking statements relating to future events or the future financial performance of the Company, including but not limited to statements related to the benefits of the Rights Plan and the ability of the Rights Plan to maximize shareholder value in the event of a takeover of Lee. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words such as “aims,” “anticipates,” “plans,” “expects,” “intends,” “will,” “potential,” “hope” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon current expectations of the Company and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in report relating to the Company may be found in the Company’s periodic filings with the SEC, including the factors described in the sections entitled “Risk Factors,” copies of which may be obtained from the SEC’s website at www.sec.gov. The Company does not undertake any obligation to update forward-looking statements contained in this press release.

Investor Contact
IR@lee.net
(563) 383-2100